FORM 6-K

SECURITIES & EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of August, 2003.

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corp.)

(Translation of registrant’s name into English)

Suite 1502, 543 Granville Street

Vancouver, B.C.   V6C 1X8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

X

No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-27608.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

1.1

PACIFIC HARBOUR CAPITAL LTD.

By: "Thomas Pressello"

Thomas Pressello,

President and CEO

Dated:  August 19, 2003

Attachments:

Notice

Information Circular

Proxy

Audited Financials Statements

PACIFIC HARBOUR CAPITAL LTD.

#1502 – 543 Granville Street

Vancouver, British Columbia,  V6C 1X8

NOTICE OF

ANNUAL GENERAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of shareholders of  Pacific Harbour Capital Ltd.,  (the "Company") will be held in the Company's offices located at Suite 1502 – 543 Granville Street, Vancouver, British Columbia on Monday, September 15, 2003 at 10:00 a.m. (local time), for the following purposes:

1.

To receive the annual report of the directors to the shareholders;

2.

To receive the audited financial statements of the Company for the fiscal year ended March 31, 2003 (with comparative statements relating to the preceding fiscal period) with auditors' report thereon;

3.

To determine the number of directors at three;

4.

To elect directors for the ensuing year;

5.

To appoint Amisano Hanson, Chartered Accountants, as the Company's auditor for the ensuing year;

6.

To approve the transaction of such other business as may properly come before the Meeting.

The Board of Directors have fixed August 14, 2003 as the record date for the determination of shareholders entitled to notice of and to vote at the Annual General Meeting and at any adjournment thereof.  A complete list of the shareholders entitled to vote at the Annual General Meeting will be open to examination by any shareholder, for any purpose germane to the Annual General Meeting, during ordinary business hours for a period of 10 days prior to the Annual General Meeting, at Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia V6C 3B9.

Accompanying this Notice are the Company's audited consolidated financial statements for the fiscal year ended March 31, 2003, an Information Circular, form of Proxy and a Request Form for Interim Financial Statements.  The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders who are unable to, or who do not wish to attend the Meeting in person, are requested to complete, sign and date the enclosed form of Proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice.  If a shareholder receives more than one Proxy form it is because such shareholder owns shares registered in different names or addresses, each Proxy form should be completed and returned.

Dated at Vancouver, British Columbia, this 14th day of August, 2003.

BY ORDER OF THE BOARD

" Thomas Pressello "

President, CEO & Director

INFORMATION CIRCULAR

PACIFIC HARBOUR CAPITAL LTD.

#1502 – 543 Granville Street

Vancouver, British Columbia,  V6C 1X8

(all information as at August 14th, 2003 unless indicated otherwise)

PERSONS MAKING THE SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of Pacific Harbour Capital Ltd.  (the "Company") for use at the Annual General Meeting of the Company (and any adjournment thereof) of the Company's shareholders (the "Meeting") to be held on Monday, September 15th,  2003 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.  All costs of this solicitation will be borne by the Company.

Pursuant to Section 111 of the Company Act (British Columbia), Advance Notice of the Annual General Meeting was published in The Province Newspaper on July 18th, 2003 and was filed by SEDAR with all Canadian Securities Commissions and the TSX Venture Exchange on July 17th, 2003.

APPOINTMENT AND REVOCATION OF PROXIES

Solicitation of Proxies

The individuals named in the accompanying form of proxy are directors or officers of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER’S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER FORM OF PROXY.  A proxy will not be valid unless the completed, dated and signed form of proxy is deposited at the office of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, (Fax:  within North America 1-866-249-7775; outside North America (416) 263-9524) by mail or fax no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time for holding the Meeting, or any adjournment thereof.

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney, authorized in writing, or where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation and delivered either to the registered office of the Company at Suite 1400 – 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9, at any time up to and including the last business day preceding the day of the meeting or any adjournment thereof at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, before any vote in respect of which the proxy is to be used shall have been taken.

EXERCISE OF DISCRETION

If the instructions in a proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting, in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter, which may be presented to the Meeting.

NON-REGISTERED HOLDERS

Only registered holders of Common Shares, or the persons they appoint as their proxyholders, are permitted to vote at the Meeting.  In many cases, however, Common Shares beneficially owned by a holder (a "Non-Registered Holder") are registered either:

(a)

in the name of an Intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares.  Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans, or

(b)

in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS"), of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of proxy-related materials in connection with this Meeting (including this Information Circular) to Intermediaries and clearing agencies for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the proxy-related materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Intermediaries often use service companies (such as ADP Investor Communications) to forward the proxy-related materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive proxy-related materials will be sent a voting instruction form which must be completed, signed and returned by the Non-Registered Holder in accordance with the Intermediary's instructions on the voting instruction form.  In some cases, such Non-Registered Holders will instead be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  This form of proxy does not need to be signed by the Non-Registered Holder, but, to be used at the Meeting, needs to be properly completed and deposited with Computershare Trust Company of Canada as described under "Solicitation of Proxies".

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own.  Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided, or in the case of a voting instruction form, follow the corresponding instructions on the form.

Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the voting instruction form or Proxy form is to be delivered.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date hereof, the Company has issued and outstanding:

Authorized Share Capital:

50,000,000

Common Shares without par value

100,000,000

Preferred Shares without par value

Issued & Outstanding:

7,247,703

Fully paid and non-assessable Common Shares

without par value, each share carrying the right

to one vote

Nil

Preferred Shares without par value

Any shareholder of record at the close of business on August 14th,  2003 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner, subject to the provisions described above, shall be entitled to vote or to have such shareholder’s shares voted at the Meeting.

To the best of the knowledge of the directors and senior officers of the Company, the only persons or corporations, which beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company are:

SHAREHOLDER NAME & ADDRESS	NUMBER OF SHARES	PERCENTAGE OF ISSUED SHARES
Arthur Clemiss
P.O. Box 2505, Kirk House	1,232,327	17.0%
Georgetown
Grand Cayman Islands, B.W.I.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended March 31, 2003 and the auditors report thereon will be placed before the meeting for consideration by the shareholders.

NUMBER OF DIRECTORS

Management of the Company is seeking shareholder approval of an ordinary resolution setting the number of directors of the Company at three for the ensuing year.  The shareholders will be requested at the Meeting to pass the following ordinary resolution:

"IT IS HEREBY RESOLVED, AS AN ORDINARY RESOLUTION, THAT the number of directors of the Company be set at three."

ELECTION OF DIRECTORS

The three persons named below are the nominees of management for election as directors. Each director elected will hold office until the next annual general meeting or until his successor is elected or appointed, or unless his office is earlier vacated under any of the relevant provisions of the Articles of the Company or the Company Act (British Columbia). It is the intention of the persons named as proxyholders in the enclosed Proxy form to vote for the election to the Board of Directors of those persons hereinafter designated as nominees for election as directors. The Board of Directors does not contemplate that any of such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in the shareholder’s Proxy that the shareholder’s shares are to be withheld from voting in the election of directors.

The following table sets out the following information with respect to each of management’s nominees for election as directors: the person’s name and country of residence; all positions and offices in the Company presently held by him; his present principal occupation or employment, the period during which he has served as a director; and the number of Common Shares that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised, as of the record date for the Meeting.

Name, Municipality of Residence and Position with Company	Present and Principal Occupation	Date of Appointment as Director	Common Shares Owned or Controlled
THOMAS PRESSELLO(1) Vancouver, BC, Canada Chief Executive Officer, President and Director	Businessman; Chief Executive Officer, President and Director of the Company; Business Consultant (1994 to present) advising on structuring several financial transactions in mining, real estate and other sectors.	December 14, 2001	200,500
LISA REYNOLDS Vancouver, BC, Canada Chairman of the Board and Director	Businesswoman; Chairman of the Board and Director; advisor and volunteer to several community organizations; Graduate, Financial Management and Accounting program, B.C. Institute of Technology.	March 5, 2002	25,000
JAMES HEPPELL(1) Vancouver, BC, Canada Director	Partner, President and Chief Executive Officer, Catalyst Corporate Finance Lawyers (1992 to present).	March 5, 2002	Nil

(1)

Current shareholders of the Company’s Audit Committee are Thomas Pressello, James Heppell and Lisa Reynolds.

The information as to residence, principal occupation and shares beneficially owned, not being within the knowledge of the Company, has been furnished by the respective individuals or, in the case of shares beneficially owned, has been extracted from the register of shareholdings maintained by the Company’s transfer agent.

The Company is required to have an audit committee but is not required, and does not presently have, an executive committee.

An Advance Notice of Meeting inviting nominations for election as directors, as required by s.111 of the Company Act, was published in the Province Newspaper, on Friday, July 18th, 2003.  Copies of such Advance Notice of Meeting were delivered to the British Columbia Securities Commission, Alberta Securities Commission and the TSX-VE pursuant to the regulation under the Company Act.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

a)

the Company’s chief executive officer;

b)

each of the Company’s four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per  year; and

c)

any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

As at March 31, 2003, the end of the most recently completed fiscal year of the Company, the Company had one Named Executive Officer, Thomas Pressello, President, Chief Executive Officer and director of the Company.

Summary of Compensation

The following table provides a summary of compensation paid to the Named Executive Officers for each of the company’s three most recently completed fiscal years.

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Financial Year Ending	Salary	Bonus	Other Annual Compen- sation (1)	Securities Under Options Granted/ SARs Granted (2)	Restricted Shares or Restricted Share Units	LTIP Payouts (3)	All Other Compen- sation (Cdn.$)
THOMAS PRESSELLO, C.E.O & PRESIDENT	2003 2002 2001	Nil Nil Nil	Nil Ni Nil	$106,000 (4) $25,000 (5) Nil	352,014 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
NICK DE COTIIS FORMER C.E.O. & PRESIDENT DIRECTOR	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil $75,700	343,500 343,500 343,500	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

1)

Director fees, management fees and car allowance.

2)

Stock Appreciation Rights.

3)

Long Term Incentive Plan.

4)

These monies were paid to 467422 B.C. Ltd., a private B.C. company controlled by Thomas Pressello.

5)

These monies were paid to 467422 B.C. Ltd., a private B.C. company controlled by Thomas Pressello.

Long-Term Incentive Plans – Awards in Most Recently Completed Fiscal Year

The Company has no long-term incentive plans in place and therefore there are no awards made under any long-term incentive plan to the Named Executive Officers during the Company’s most recently completed fiscal year.  A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

Options/SAR’s Granted During the Most Recently Completed Fiscal Year

Name	Securities Under Options/SARS Granted	% of Total Options Granted During Fiscal Year	Exercise Price & Expiry Date	Market Value of Securities Underlying Options/SARs on Date of Grant
THOMAS PRESSELLO CEO & PRESIDENT	352,014	40.05%	$0.24 December 13, 2007	$0.24

Aggregated Options/SAR Exercised During the Most Recently

Completed Fiscal Year and Fiscal Year End Options/SAR Values

The following table sets out incentive stock options exercised by the Named Executive Officers, during the most recently completed fiscal year, as well as the fiscal year end value of stock options held by the former Named Executive Officers.  During this period, no outstanding SAR’s were held by any Named Executive Officers

Name	Securities Acquired on Exercise	Aggregate Value Realized ($)(1)	Unexercised Options at Fiscal Year-End Exercisable/Unexercisable (#)	Value of Unexercised In -The-Money Options At Fiscal Year-End ($) Exercisable/Unexercisable(2)
THOMAS PRESSELLO CEO & PRESIDENT	Nil	Nil	352,014	Nil
NICK DE COTIIS FORMER CEO & PRESIDENT, DIRECTOR	Nil	Nil	343,500	Nil

1)

Based on the difference between the option exercise price and the closing market price of the Company’s shares on the date of exercise.

2)

In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year-end exceeds the option exercise price.  The closing market price of the Company’s shares as at March 31, 2003 (i.e. fiscal year-end) was $0.22.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in the Company’s most recently completed financial year or current financial year in respect of compensating such officer in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control.

Compensation of Directors

Compensation for the Named Executive Officers has already been disclosed above. The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX-VE.  During the most recently completed financial year, the Company did not grant incentive stock options to any of the directors.

MANAGEMENT CONTRACTS

Management functions of the Company are substantially performed by directors or senior officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the last completed fiscal year, no insider of the Company, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.  For the purpose of this paragraph, “Person” shall include each person:  (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company’s last fiscal year;  (b) who is proposed nominee for election as a director of the Company; or  (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

INDEBTEDNESS OF DIRECTORS, EXECUTIVE AND SENIOR OFFICERS

During the last completed fiscal year, no director, executive officer, senior officer or nominee for director of the Company or any of their associates has been indebted to the Company or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, except as set forth below.

As at March 31, 2003, there is no indebtedness of officers, directors, employees and former officers, directors and employees of the Company or any of its subsidiaries owing to the Company or any of its subsidiaries.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the appointment of Amisano Hanson, Chartered Accountants, as the auditors of the Company to hold office until the next Annual General Meeting of shareholders at remuneration to be fixed by the directors.   Amisano Hanson, Chartered Accountants have been the Company’s auditors since March 16, 2000.

OTHER BUSINESS

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy form to vote the shares represented thereby in accordance with their best judgement on such matter.

CERTIFICATE

The foregoing contains no untrue statement of material fact (as defined in the Securities Act (Alberta)) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which is way made.

BY ORDER OF THE BOARD OF DIRECTORS

"Thomas Pressello"

CEO, President & Director

Proxy

THIS PROXY IS SOLICITED BY MANAGEMENT OF THE COMPANY

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

PACIFIC HARBOUR CAPITAL LTD.  (the "Company")

TO BE HELD AT

#1502 – 543 GRANVILLE STREET

VANCOUVER, B.C.  V6C 1X8

ON  MONDAY, SEPTEMBER 15, 2003

AT 10:00 A.M.

The undersigned shareholder (“Registered Shareholder”) of the Company hereby appoints, THOMAS PRESSELLO, President, CEO and a Director of the Company, or failing this person, LISA REYNOLDS, Chairman of the Board and a Director of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution  to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To determine the number of Directors at three
		For	Withhold
2.	To elect as Director, THOMAS PRESSELLO
3.	To elect as Director, LISA REYNOLDS
4.	To elect as Director, JAMES HEPPELL
5.	To appoint AMISANO HANSON as Auditors of the Company
		For	Against
6.	To authorize the Directors to fix the auditors' remuneration
7.	To transact such other business as may properly come before the Meeting

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:

Please Print Name:

Date:

Number of Shares
Represented by Proxy:

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada..

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

(b)

appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting.   The mailing address is:

Computershare Trust Company of Canada

Proxy Dept.  100 University Avenue 9th Floor

 Toronto Ontario M5J 2Y1

Fax:  Within North American:  1-866-249-7775  Outside North America:  (416) 263-9524

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corporation)

YEAR END REPORT – FORM 51

for the year ended March 31, 2003

Schedule A:

Financial Statements

–

See consolidated financial statements attached

Schedule B:

Supplementary Information

1.

Analysis of expenses and deferred costs

Expenditures on land held for resale

–

See Note 3 to the consolidated financial statements attached

Expenditures on land held for development

Administrative	$ 3,913
Interest	39,663
Property taxes	31,516
$ 75,092

General and administrative expenses

–

See consolidated financial statements attached

2.

Related party transactions

–

See Note 11 to the consolidated financial statements attached

3.

Summary of securities issued and options granted during the year

a)

Summary of common shares issued:

Date	Type of			Total
of Issue	Issue	Number	Price	Proceeds	Consideration
Jul. 19/02	Debt settlement	520,105*	$0.20*	$ 104,021	Debt
Dec. 6/02	Bridge loan fees	35,000	$0.35	$ 12,250	Services
Dec. 17/02	Debt settlement	172,435	$0.18	$ 31,038	Debt

*

Post consolidated

a)

Summary of options granted during the year:

Date	Number	Optionee	Exercise Price	Expiry Date
Nov. 27/02	352,014	Tom Presello	$0.24	Nov. 27/07
Nov. 27/02	352,014	Lisa Reynolds	$0.24	Nov. 27/07
Nov. 27/02	50,000	James Heppell	$0.24	Nov. 27/07
Nov. 27/02	25,000	David Raffa	$0.24	Nov. 27/07
Nov. 27/02	50,000	Employees	$0.24	Nov. 27/07
Dec. 16/02	50,000	Employees	$0.30	Dec. 16/07
	879,028

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corporation)

YEAR END REPORT – FORM 51

for the year ended March 31, 2003 – Page 2

4.

Summary of securities as at the end of the year

a)

Authorized share capital

–

See Note 10 to the consolidated financial statements attached

b)

Number and recorded value for shares issued and outstanding

–

See consolidated Statements of Shareholders’ Equity attached

a)

Description of options, warrants and convertible securities outstanding

–

See Note 10 to the consolidated financial statements attached

b)

Number of common shares subject to escrow or pooling agreements:  Nil

5.

List of Directors and Officers as at the date of this report:

Name	Position
Tom Pressello	President, Chief Executive Officer and Director
Lisa Reynolds	Chairman of the Board and Director
James Heppell	Director
David Raffa	Secretary

Schedule C:

Management Discussion and Analysis

–

See attached

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corporation)

YEAR END REPORT – FORM 51

for the year ended March 31, 2003

Schedule C:  Management Discussion and Analysis

DESCRIPTION OF BUSINESS

During the year ending March 31, 2003, Pacific Harbour Capital Ltd. (“Pacific Harbour”), a Vancouver based investment company, had principal investments in the land/real estate sector, the direct marketing sector, convenience store sector and the vehicle leasing sector.

The Company invests and divests of assets as determined by the general economic environment and the economic health of the relevant sector.  During the year the company divested it’s assets in the convenience store sector, the vehicle leasing sector and the one of it’s land holdings in Permberton, B.C..    The company from an investment perspective entered into the direct marketing sector through a convertible debenture.

The Company’s current focus is the development or sale of it’s land in Pemberton, B.C., the sale of it’s land holdings in Pahrump, Nevada, and assisting with the development of the direct marketing company that Pacific Harbour has an investment in.  Through the development, improvement or sale of it’s assets, the Company aims to re-invest the profits it earns and capital into new business and investment opportunities.

The Company’s land assets located in Pemberton, B.C. consist of two parcels of land.  These parcels are as follows: a 1 acre commercial parcel of land and a 133 acre parcel of land.

The Company’s land that it currently holds in Pahrump, Nevada consists of two parcels that represent approximately 18 acres of land.  This land was originally purchased by prior management with the intention that it would be used to develop a Casino. Current management does not believe that it is in the best interest of shareholders to proceed with the development of a casino and has listed the property for sale.

DISCUSSION OF OPERATIONS

Revenue

The Company’s revenue from continued operations is comprised primarily of interest income and royalty income.  Revenue from existing resources increased marginally this year by $3,764 to $36,368.  This increase is derived largely from the addition of royalty income of $18,763 earned from the Company’s investment into the direct marketing company.  The company earns royalties on the various products that the direct marketing company sells.   The increase in revenue however was offset by a decrease in other income of $20,842, which was partly associated with the loss of rental revenue earned on the company’s disposed 40 acre parcel of land in Pemberton.

Revenue from discontinued operations decreased from $3,119,570 to $1,021,862 a decrease of $2,097,708.  This decrease was largely related to the drop in convenience store sales.  Sales from the convenience store decreased by $2,285,890 to $384,460 which was caused by the sale of the asset at the beginning of the current fiscal year.  Contributing to the decrease in discontinued operation revenue

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corporation)

YEAR END REPORT – FORM 51

for the year ended March 31, 2003 – Page 2

was a drop in vehicle lease and sales income.  A decrease of revenue of $177,640 occurred in this area due to the sale of the asset in the last quarter and the declining asset base.

Expenses

The Company’s general and administrative expenses decreased by $631,213 to $575,718.  This decrease can be attributed largely to the decrease in legal and professional fees of $554,815 to $138,521.  The 2002 years expenses were incurred largely by previous management in an attempt to resist the wishes of the voting shareholders to replace it. Current management incurred legal costs of $138,521 which can be attributed to the sale of it’s assets and the continued reorganization of the Company through the settling of past debts and past legal actions.

In addition to the above a lowering of accounting and audit fees occurred to $19,800 from $65,625.  This accounting fee reduction resulted from current management using internal resources rather then external resources to complete regular financial reporting.   Office and general expenses decreased by $27,910 and travel and entertainment expenses decreased $27,433 to $4,259.  These deceases resulted from management being more fiscally prudent.

Offsetting the decreases above the Company incurred increases in the interest expense section of $25,696 due to a higher debt load associated with the take over of the company from previous management.  Further offsetting the decrease above was an increase in rent and utilities of $27,524 and an increase in corporate admin fees to $55,289.  The increase in corporate admin fees resulted from the use of outside third parties to assist with the accounting and legal issues associated with the take over of the company by current management.

Other Items

The company incurred a $250,000 management severance cost in the current fiscal year.  This cost was associated with a lawsuit launched against the company by a previous president of the company.  Current management believed that it was in the best interests of shareholders to settle this claim.

A gain on the sale of land of $532,122 occurred which was associated with the selling of the company’s 40 acre parcel in Pemberton.  A $41,299 gain on forgiveness of debt was also recorded by the company.  This was obtained through the renegotiation of past debts incurred by the company.

Income from Discontinued Operations

A gain on the sale of the convenience store of $489,378 occurred but was partly offset by a $200,525 loss on the sale of the car leasing business.  With the convenience store sale gain partly offset by the car leasing sale loss and other discontinued operational expenses, overall income from discontinued operations of $162,958 was earned by the Company for the current fiscal year.

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corporation)

YEAR END REPORT – FORM 51

for the year ended March 31, 2003 – Page 3

Net Income

The Company reported a net loss of $72,791 or $0.01 per share for the year compared to a loss of $.28 per share loss last year.  This current loss would not have existed had the severance cost of $250,000 not occurred.  Without this severance cost the company would have earned $177,029 or $0.025 per share this current fiscal year.

Related Party Transactions

The Company’s related party transactions totaled $245,780 a decrease of $237,825.  This decrease relates primarily to a $366,713 reduction in management severance costs to zero.  This cost was associated with the departure of previous management.  In addition corporate administration fees decreased to zero from $50,000 due to the departure of previous management.

The reduction in related party expenses was partly offset by an increase in legal fee payments of $85,412 to a law firm which one of the Companies directors is a partner in.  In addition an increase in consulting fees of $73,500 offset the decrease noted above.  This increase was due to the fact that one of the companies officers receives compensation through a consulting company rather then directly.

Legal Proceedings and Contingent Liabilities

The Company currently is involved in several court cases which it plans to defend vigorously.

The first court case the Company is involved with has been brought on by a former law firm that past management engaged.  The firm is claiming legal fees owing of approximately $109,000.  The Company has counter sued the law firm claiming it was in breach of the court order prohibiting expenses of this nature.  This legal fee has been accrued in the audited financial statements at March 31, 2003.

The second court case the Company is involved in is against another former law firm engaged by past management.  This matter involves a legal bill of approximately $32,000.  The Company claims that this bill is unreasonable and is in the process of contesting the amount through the courts.  This legal expense has been accrued in the audited financial statements at March 31, 2003.

The third court case the Company is involved in is against the former manager of it’s car leasing business.  The former manager is claiming $76,000 for breach of contract and wrongful dismissal from the company’s subsidiary Venture Pacific Vehicle Lease Corp. Inc..  Management is of the opinion that the claim is without merit and accordingly no amount has been recorded in the financial statements at March 31, 2003.

LIQUIDITY AND SOLVENCY

At March 31, 2003 the Company had a working capital deficiency of $1,299,839 compared to a working capital deficiency of $1,335,579 (per the restated note 21 amount cited in 2003’s financial statements) at March 31, 2002.  This slight improvement in the working capital deficiency is as a result

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corporation)

YEAR END REPORT – FORM 51

for the year ended March 31, 2003 – Page 4

of lower accounts payable and a reduction of  $956,341 in current liabilities of discontinued operations.  This large reduction in current liabilities of discontinued operations however was largely offset by the movement of some loans to current liabilities from long term liabilities.  These loans are due essentially on March 31, 2004 which by virtue of GAAP moves them into short term liabilities since they fall just under a 1 year maturity date.

It should be noted that a large portion of the Company’s current liabilities relate to legal bills which have been recorded in the accounting records at March 31, 2003 and are being contested in the courts.  As result, the working capital deficiency may be substantially lower depending on the outcome of these court cases.

In order to meet the current working capital deficiency, the Company continues to explore debt settlement opportunities and has listed all of it’s land properties for sale. The Company has also negotiated to accrue all interest on it’s loans until the sale of the one of land parcels.

Presently, the Company relies on it’s cash reserves to provide monthly working capital to meet ongoing cash requirements.

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corporation)

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003 and 2002

(Stated in Canadian Dollars)

AUDITORS' REPORT

To the Shareholders,

Pacific Harbour Capital Ltd.

(formerly Venture Pacific Development Corporation)

We have audited the consolidated balance sheets of Pacific Harbour Capital Ltd. (formerly Venture Pacific Development Corporation) as at March 31, 2003 and 2002 and the consolidated statements of loss, deficit and cash flows for the years ended March 31, 2003, 2002 and 2001.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States of America generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended March 31, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.  As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, Canada
July 21, 2003	Chartered Accountants

Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Conflict

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern. The accompanying consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realisation of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the accompanying financial statements and in respect of the Company’s working capital deficiency and substantial losses from operations, substantial doubt about the Company’s ability to continue as a going concern exists. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated July 21, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the consolidated financial statements.

Vancouver, Canada	"AMISANO HANSON"
July 21, 2003	Chartered Accountants

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corporation)

CONSOLIDATED BALANCE SHEETS

March 31, 2003 and 2002

(Stated in Canadian Dollars)

		(Restated
		– Note 21)
ASSETS	2003	2002
Current
Cash and cash equivalents	$ 185,668	$ 28,117
Restricted cash	-	4,000
Accounts receivable – Note 11	19,030	27,025
Prepaid expenses and deposits	18,800	18,053
Land held for resale – Note 3	537,940	760,000
Current assets of discontinued operations – Note 6	2,565	207,275

	764,003	1,044,470
Investment – Note 7	300,000	-
Land held for resale – Note 3	4,158,257	-
Capital assets, net – Note 5	40,606	2,757
Land held for development – Note 4	-	4,083,165
Long-term assets of discontinued operations – Note 6	-	1,155,629

	$ 5,262,866	$ 6,286,021

LIABILITIES
Current
Accounts payable and accrued liabilities – Note 11	$ 417,001	$ 688,794
Due to directors – Note 11	15,251	33,240
Severance obligation –Note 12	250,000	-
Current portion of loans payable –Note 8	1,068,000	389,000
Current portion of mortgage payable –Note 9	51,161	50,245
Current liabilities of discontinued operations – Note 6	262,429	1,218,770

	2,063,842	2,380,049
Loans payable –Note 8	-	700,000
Mortgage payable –Note 9	298,234	379,520

	2,362,076	3,459,569

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corporation)

CONSOLIDATED BALANCE SHEETS

March 31, 2003 and 2002

(Stated in Canadian Dollars)

		(Restated
		– Note 21)
SHAREHOLDERS’ EQUITY	2003	2002

Share capital – Note 10	7,616,876	7,469,567
Deficit	(4,716,086)	(4,643,115)

	2,900,790	2,826,452

	$ 5,262,866	$ 6,286,021

Nature and Continuance of Operations – Note 1

Commitments – Notes 10 and 18

Contingent Liability – Note 13

APPROVED BY THE DIRECTORS:

"Tom Pressello"	"Lisa Reynolds"
, Director	, Director

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corporation)

CONSOLIDATED STATEMENTS OF LOSS

for the years ended March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars)

		(Restated	(Restated
		– Note 21)	– Note 21)
	2003	2002	2001
Revenues
Interest income – Note 11	$ 7,283	$ 1,440	$ 19,365
Royalty income – Note 11	18,763	-	-
Other income	10,322	31,164	79,701

	36,368	32,604	99,066
General and administrative expenses – Schedule II	595,718	1,226,931	1,269,538

Loss before other items	(559,350)	(1,194,327)	(1,170,472)

Other items:
Gain on forgiveness of debt	41,299	-	-
Gain on sale of land held for resale	532,122	-	-
Management severance costs –Notes 11 and 12	(250,000)	(366,713)	-
Write-down of marketable securities	-	-	(4,500)
Write-down of land held for resale	-	(11,688)	(11,408)

	323,421	(378,401)	(15,908)

Loss from continuing operations	(235,929)	(1,572,728)	(1,186,380)

Income (loss) from discontinued operations – Schedule I	162,958	(291,900)	(77,135)

Net loss for the year	$ (72,971)	$ (1,864,628)	$ (1,263,515)

Basic and diluted loss per share from continuing operations	$ (0.03)	$ (0.24)	$ (0.16)

Basic and diluted income (loss) per share from discontinued operations	$ 0.02	$ (0.04)	$ (0.02)

Basic and diluted loss per share for the year	$ (0.01)	$ (0.28)	$ (0.18)

Weighted average number of shares outstanding	6,979,397	6,520,172	6,065,972

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corporation)

CONSOLIDATED STATEMENTS OF DEFICIT

for the years ended March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars)

		(Restated	(Restated
		– Note 21)	– Note 21)
	2003	2002	2001

Deficit, beginning of the year as previously stated	$ (4,604,080)	$ (2,740,655)	$ (1,514,972)

Prior period restatement – Note 21	(39,035)	(37,832)	-

Deficit, beginning of the year, restated	(4,643,115)	(2,778,487)	(1,514,972)

Net loss for the year	(72,971)	(1,864,628)	(1,263,515)

Deficit, end of the year	$ (4,716,086)	$ (4,643,115)	$ (2,778,487)

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars)

		(Restated	(Restated
		– Note 21)	– Note 21)
	2003	2002	2001
Operating Activities
Loss from continuing operations	$ (235,929)	$ (1,572,728)	$ (1,186,380)
Non-cash items
Amortization	7,428	306	19,759
Finance fees	12,250	-	-
Foreign exchange loss (gain)	(31,519)	-	37,832
Gain on forgiveness of debt	(41,299)	-	-
Gain on sale of land held for resale	(532,122)	-	-
Interest on restricted cash	-	(1,292)	(3,958)
Management severance costs	250,000	103,163	-
Write-down of marketable securities	-	-	4,500
Write down of land held for resale	-	11,688	11,408
Changes in non-cash working capital balances – Note 16	(106,176)	450,578	173,126

	(677,367)	(1,008,285)	(943,713)

Financing Activities
Increase (decrease) in loans payable	(21,000)	789,000	-
Repayment of mortgage payable	(48,851)	(40,173)	(40,431)
Decrease in restricted cash	4,000	53,027	9,981
Issuance of share capital	-	-	545,040

	(65,851)	801,854	514,590

Investing Activities
Purchase of marketable securities	-	-	(6,750)
Purchase of investment	(300,000)	-	-
Expenditure on land held for development	(75,092)	(78,680)	(91,105)
Expenditure on land held for resale	(14,388)	(11,688)	(11,408)
Net proceeds on sale of land held for resale	768,570	-	-
Purchase of capital assets	(47,277)	-	-
Advances from discontinued operations	568,956	300,470	109,635

	900,769	210,102	372

…/Cont’d

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars)

Continued

		(Restated	(Restated
		– Note 21)	– Note 21)
	2003	2002	2001

Increase (decrease) in cash from continuing operations	157,551	3,671	(428,751)
Increase (decrease) in cash from discontinued operations – Note 6	(37,514)	(40,850)	82,853

Increase (decrease) in cash during the year	120,037	(37,179)	(345,898)

Cash and equivalents, beginning of the year	68,196	105,375	451,273

Cash and equivalents, end of the year	$ 188,233	$ 68,196	$ 105,375

Cash and cash equivalents, is comprised as follows:
Cash and equivalents – continuing operations	$ 185,668	$ 28,117	$ 24,446
– discontinued operations	2,565	40,079	80,929

Cash and equivalents, end of the year	$ 188,233	$ 68,196	$ 105,375

Supplemental disclosure of cash flow information:
Cash paid for:
Income taxes	$ -	$ -	$ -

Interest	$ 78,509	$ 69,810	$ -

Non-cash Transactions – Note 19

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corporation)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

for the years ended March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars)

			Deficit
			Accumulated
	Common Stock		During the	(Restated
	Issued		Development	– Note 21)
	Shares	Amount	Stage	Deficit	Total

Balance, March 31, 2000	11,223,545	$ 6,924,527	$ (435,527)	$ (1,079,445)	$ 5,409,555
For cash:
Pursuant to a private placement – at $0.30	1,816,800	545,040	-	-	545,040
Net loss for the year	-	-	-	(1,263,515)	(1,263,515)

Balance, March 31, 2001	13,040,345	7,469,567	(435,527)	(2,342,960)	4,691,080
Net loss for the year	-	-	-	(1,864,628)	(1,864,628)

Balance, March 31, 2002	13,040,345	7,469,567	(435,527)	(4,207,588)	2,826,452
Pursuant to debt settlement agreements – at $0.10	1,040,210	104,021	-	-	104,021
2:1 share consolidation	(7,040,278)	-	-	-	-
Pursuant to bridge loan fees – at $0.35	35,000	12,250	-	-	12,250
Pursuant to debt settlement agreements – at $0.18	172,435	31,038	-	-	31,038
Net loss for the year	-	-	-	(72,971)	(72,971)

Balance, March 31, 2003	7,247,712	$ 7,616,876	$ (435,527)	$ (4,280,559)	$ 2,900,790

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.           Schedule I

(formerly Venture Pacific Development Corporation)

CONSOLIDATED STATEMENTS OF INCOME FROM DISCONTINUED OPERATIONS

for the years ended March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars)

	2003	2002	2001
Revenues
Convenience store sales	$ 384,460	$ 2,285,890	$ 1,977,266
Interest income	7,082	1,269	2,200
Vehicle leases and sales, net	617,972	795,612	770,441
Other income	12,348	36,799	46,122

	1,021,862	3,119,570	2,796,029

Costs of sales
Convenience store cost of sales	363,561	1,984,594	1,715,681
Amortization - leased vehicles	231,553	412,259	430,231

	595,114	2,396,853	2,145,912

Income before general and administrative expenses	426,748	722,717	650,117

General and administrative expenses – Schedule III	552,643	1,014,617	727,252

Loss before other items	(125,895)	(291,900)	(77,135)
Other items
Loss on disposal of vehicle leasing assets – Note 6	(200,525)	-	-
Gain on disposal of convenience store assets – Note 6	489,378	-	-

	288,853	-	-

Income (loss) from discontinued operations	$ 162,958	$ (291,900)	$ (77,135)

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.               Schedule II

(formerly Venture Pacific Development Corporation)

CONSOLIDATED SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES

for the years ended March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars)

		(Restated	(Restated
		– Note 21)	– Note 21)
	2003	2002	2001

Accounting and audit fees – Note 11	$ 19,800	$ 65,625	$ 53,925
Amortization – capital assets	7,428	306	19,759
Bank charges	2,221	1,977	3,518
Business investigation costs	-	-	11,394
Consulting and management fees – Note 11	121,000	143,049	173,054
Corporate administration fees – Note 11	55,289	-	106,518
Directors’ fees – Note 11	-	-	12,500
Facilities and service fees – Note 11	-	50,000	120,000
Filing fees	18,365	511	5,987
Finance fees	12,250	21,000	-
Foreign exchange loss (gain)	(28,785)	7,142	38,937
Interest – Note 11	93,529	67,833	36,000
Legal and professional fees – Note 11	138,521	693,336	173,923
Office and general	23,664	51,754	108,886
Promotion and advertising	2,089	2,837	7,534
Rent and utilities	67,407	39,883	86,153
Shareholder information and investor relations	12,607	5,842	41,175
Transfer agent fees	7,247	16,275	6,508
Travel and entertainment	4,259	31,692	160,047
Wages and benefits – Note 11	38,827	27,869	103,720

	$ 595,718	$ 1,226,931	$ 1,269,538

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.                   Schedule III

(formerly Venture Pacific Development Corporation)

CONSOLIDATED SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES FROM DISCONTINUED OPERATIONS

for the years ended March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars)

	2003	2002	2001

Accounting and audit fees	$ 874	$ 9,407	$ 9,075
Amortization – capital assets	4,368	20,238	20,123
Bad debts	51,459	80,929	35,287
Bank charges	11,813	30,936	26,176
Consulting fees	-	11,200	-
Convenience store expenses	6,033	27,036	33,891
Finance fees	-	43,000	-
Interest – Note 11	108,085	141,607	92,000
Legal and professional fees	6,445	21,890	6,006
Management fees	2,598	25,000	25,000
Office and general	89,001	93,874	73,039
Promotion and advertising	31,293	79,072	33,577
Rent, property taxes and utilities	38,138	54,763	53,515
Travel and entertainment	4,262	10,098	7,361
Vehicle leasing expenses	27,504	7,526	4,361
Wages and benefits	170,770	358,041	307,841

	$ 552,643	$ 1,014,617	$ 727,252

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars)

Note 1

Nature and Continuance of Operations – Note 6

Pacific Harbour Capital Ltd., formerly Venture Pacific Development Corporation, is a public company, which was incorporated on March 8, 1986 under the Company Act of British Columbia.  Its common shares are traded on the TSX Venture Exchange and on the OTC Bulletin Board.  The Company's primary business is investments.  During the year ended March 31 2003, the Company’s activities, through its subsidiaries and joint venture interest, were the sale of land in Canada and the United States of America, vehicle leasing services and the operation of a gas station/convenience store.  During the year ended March 31, 2003, a subsidiary of the Company disposed of its assets relating to the vehicle leasing business and the Company disposed of its 50% joint venture interest in the Pemberton Junction gas station/convenience store.  During fiscal 2003, the Company changed its name from Venture Pacific Development Corporation to “Pacific Harbour Capital Ltd.”

These consolidated financial statements have been prepared on a going concern basis. The Company has a working capital deficiency of $1,229,839 at March 31, 2003 and has accumulated $4,716,086 of losses. The Company’s ability to continue as a going concern is dependent upon its ability to generate profitable operations in the future or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2

Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Differences with respect to accounting principles generally accepted in the United States are described in Note 22. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates that have been made using careful judgement. Actual results may differ from these estimates.

The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarised below:

a)

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.  The Company’s 50% interest in the Pemberton Junction Store Joint Venture (Note 20) is accounted for on the proportionate consolidation basis, whereby the consolidated accounts include 50% of the assets, liabilities and results of operations of the joint venture.  All inter-company transactions have been eliminated.

All significant inter-company transactions and balances have been eliminated.

Pacific Harbour Capital Ltd.

(formerly Venture Pacific Development Corporation)

Notes to the Consolidated Financial Statements

March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page #

Note 2

Significant Accounting Policies – (cont’d)

b)

Cash and Cash Equivalents

The Company considers cash on hand, deposits in banks and highly liquid investments to be cash and cash equivalents.

c)

Restricted Cash

Restricted cash is comprised of cash set aside pursuant to the requirements of the New Home Warranty Programs.

d)

Inventory

Inventory is valued by management at the lower of cost and net realisable value.

e)

Land Held for Resale

Land held for resale is carried at the lower of cost and net realisable value. The cost of the land includes certain direct and indirect costs including property taxes. To the extent that costs are determined to exceed net realisable value they will be written down accordingly.

f)

Land Held for Development

Direct and indirect costs of land held for development are capitalized. Indirect costs include financing costs, property taxes, architectural, engineering, legal, marketing, permits, management, travel and administrative. To the extent the costs are determined to exceed estimated recoverable value they will be written down accordingly.

g)

Leased Vehicles and Amortization

Leased vehicles are used vehicles recorded at acquisition cost, plus any incidental expenses.  The vehicles are leased to customers of Venture Pacific Vehicle LeaseCorp Inc. for various lease terms, usually 18 to 36 months at a standard monthly lease charge.  Amortization is calculated on the net asset value (full cost less residual value) spread over the lease term using the straight-line method.

h)

Capital Assets and Amortization

Capital assets are recorded at cost. Amortization has been calculated using the following annual rates and methods:

Building

4% declining balance

Computer equipment

30% declining balance

Office furniture

20% declining balance

Software

50% declining balance

Store fixtures and equipment

8% – 20 % declining balance

Pacific Harbour Capital Ltd.

(formerly Venture Pacific Development Corporation)

Notes to the Consolidated Financial Statements

March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page #

Note 2

Significant Accounting Policies – (cont’d)

i)

Investment

Investment is carried at cost. To the extent that cost exceeds net recoverable value it will be written down accordingly.

j)

Basic and Diluted Loss per Share

Basic earnings or loss per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method. Fully diluted amounts are not presented when the effect of the computations are anit-dilutive due the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

k)

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the consolidated balance sheet.  Non-monetary assets, liabilities and other items recorded in income arising from transactions denominated in foreign currencies, are translated at rates of exchange in effect at the date of the transaction.  Resulting exchange gains or losses are included in income when incurred.

l)

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities, severance obligation and due to directors approximate fair value because of the short-term maturity of those instruments.  The fair value of investment, loans payable and mortgage payable also approximates their carrying amounts. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

m)

Income Taxes

The Company accounts for income taxes by the asset and liability method.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current period.  Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

Pacific Harbour Capital Ltd.

(formerly Venture Pacific Development Corporation)

Notes to the Consolidated Financial Statements

March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page #

Note 2

Significant Accounting Policies – (cont’d)

n)

Stock-based Compensation Plan

The Company has a stock-based compensation plan as disclosed in Note 10, whereby stock options are granted in accordance with the policies of regulatory authorities.  The Company applies the “settlement method” of accounting for stock-based compensation awards.  No compensation expense is recognized for those options when issued to employees and directors.  Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation.  These new requirements require that all stock options be accounted for using the fair value based method of accounting for stock-based compensation with the exception of certain types of awards, which are exempt from this policy.  Where the award is exempt, the Company can elect to follow the fair value method or some other methods provided that where the fair value method is not followed certain pro forma disclosures are made.  The Company has elected to continue applying the settlement method of accounting.

o)

Revenue Recognition

Revenue from vehicle leasing is recognized monthly at the commencement of the lease.  Revenue from vehicle sales and convenience store sales is recognized on the sale to the customer.  Revenue from royalties received from the sale of Legal Will Kits by National Direct Response Marketing Canada Inc. is recognized as it is earned.

Pacific Harbour Capital Ltd.

(formerly Venture Pacific Development Corporation)

Notes to the Consolidated Financial Statements

March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page #

Note 3

Land Held for Resale – Note 4

The Company held three parcels of land located in Pemberton, British Columbia in three separate subsidiary companies and a parcel of land located in Pahrump, Nevada.  One of the Pemberton land parcels was disposed of during the year ended March 31, 2003.  The Company capitalized property taxes and other costs to these properties held for resale during the years as follows:

	2003	2002
Balance, beginning of the year	$ 760,000	$ 760,000
Property taxes	10,744	10,637
Other costs	3,644	1,051

	774,388	771,688
Less: write down to net realizable value	-	(11,688)
Less: land sold during the year	(236,448)	-

Current portion of land held for resale	537,940	760,000
Add: reclassify from land held for development to land held for resale (long-term)	4,158,257	-

Total land held for resale	$ 4,696,197	$ 760,000

Note 4

Land Held for Development – Note 3

The Company's U.S. subsidiary, Venpac Nevada 1, Inc., purchased a total of 19.06 acres of land in Pahrump, Nevada which was categorized as land held for development in previous years.  During the year ended March 31, 2003, the land has been listed for sale and reclassified as land held for resale.

	2003	2002
Acquisition of land held for development	$ 2,659,923	$ 2,659,923
Deferred development costs	1,668,108	1,593,016

	4,328,031	4,252,939
Less: write down to net realizable value	(169,774)	(169,774)
Less: reclassify as land held for resale	(4,158,257)	-

Balance, end of the year	$ -	$ 4,083,165

Pacific Harbour Capital Ltd.

(formerly Venture Pacific Development Corporation)

Notes to the Consolidated Financial Statements

March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page #

Note 5

Capital Assets

		2003		2002
		Accumulated
	Cost	Amortization	Net	Net
Computer equipment	$ 25,319	$ 3,798	$ 21,521	$ -
Office furniture	20,315	2,583	17,732	2,757
Software	2,706	1,353	1,353	-

	$ 48,340	$ 7,734	$ 40,606	$ 2,757

Note 6

Discontinued Operations – Note 20

On May 31, 2002, the Company sold its 50% interest in the Pemberton Junction Store (“PJS”).  Income related to this joint venture has been disclosed as income from discontinued operations. The Company received total proceeds of $815,806 for its 50% joint venture interest resulting in a gain on sale of discontinued operations of $489,378.

On January 24, 2003 the Company sold the business and assets of its wholly owned subsidiary, Venture Pacific Vehicle LeaseCorp Inc. (“VPVL”) for $550,000 and recorded a loss of $200,525 on the sale.  Losses related to VPVL have been disclosed as loss from discontinued operations.

The consolidated balance sheets include the following amounts related to discontinued operations of PJS and VPVL:

	2003	2002
Cash and cash equivalents	$ 2,565	$ 40,079
Accounts receivable	-	17,943
Inventory (a)	-	139,830
Prepaid expenses and deposits	-	9,423
Current assets of discontinued operations	$ 2,565	$ 207,275

Leased vehicles, net	$ -	$ 876,166
Capital assets, net (b)	-	279,463

Long-term assets of discontinued operations	$ -	$ 1,155,629

Pacific Harbour Capital Ltd.

(formerly Venture Pacific Development Corporation)

Notes to the Consolidated Financial Statements

March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page #

Note 6

Discontinued Operations – Note 20 – (cont’d)

	2003	2002
Accounts payable	$ 30,530	$ 203,614
Security deposits	-	5,290
Deferred revenue	-	9,866
Current portion of loans payable (c)	231,899	1,000,000
Current liabilities of discontinued operations	$ 262,429	$ 1,218,770

(a)

Inventory related to discontinued operations consist of the following:

	2003	2002
Pemberton Junction store inventory	$ -	$ 35,986
Vehicles inventory	-	103,844

	$ -	$ 139,830

(b)

Capital assets related to discontinued operations consist of the following:

	2003	2002
Land	$ -	$ 41,381
Building	-	187,231
Computer equipment	-	5,829
Office furniture	-	1,671
Store fixture and equipment	-	43,351

	$ -	$ 279,463

Pacific Harbour Capital Ltd.

(formerly Venture Pacific Development Corporation)

Notes to the Consolidated Financial Statements

March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page #

Note 6

Discontinued Operations – Note 20 – (cont’d)

(c)

Current portion of loans payable related to discontinued operations consist of the following:

	2003	2002
(i) The loan is secured by the land held for resale and the land held for development. The loan bears interest at 12% per annum, payable monthly and due on March 31, 2004.	$ 231,899	$ -

(ii) The loan is secured by a promissory note and a collateral mortgage on the land held for resale granted by three subsidiaries of the Company. Interest is paid monthly at 15% per annum. The loan was paid in full in August 2002.	-	1,000,000

	$ 231,899	$ 1,000,000

Cash flows from discontinued operations are as follows:

	2003	2002	2001
Operating Activities
Income (loss) from discontinued operations	$ 162,958	$ (291,900)	$ (77,135)
Non-cash items
Amortization	235,921	432,497	450,354
Loss on disposal of leasing vehicle assets	200,525	-	-
Gain on disposal of store assets	(489,378)	-	-
Deferred revenue	(9,866)	(942)	(530)
Changes in non-cash working capital balances
Accounts receivable	10,506	25,179	(11,951)
Inventory	107,392	22,461	13,603
Prepaid expenses and deposits	3,765	(45)	1,066
Accounts payable	(127,414)	35,445	39,505
Security deposits	(5,290)	(1,670)	(6,167)

	89,119	221,025	408,745

Pacific Harbour Capital Ltd.

(formerly Venture Pacific Development Corporation)

Notes to the Consolidated Financial Statements

March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page #

Note 6

Discontinued Operations – Note 20 – (cont’d)

(a)

– (cont’d)

	2003	2002	2001
Financing Activities
Increase (decrease) in loans payable	(768,101)	425,000	-
Advances to parent company	(568,956)	(300,470)	(109,635)

	(1,337,057)	124,530	(109,635)

Investing Activities
Proceeds from disposal of assets of PJS and VPVL	1,365,806	-	-
Purchase of capital assets	(1,650)	(24,779)	(81,013)
Purchase of lease vehicles, net of sales	(88,138)	(361,626)	(135,244)

	1,276,018	(386,405)	(216,257)

Increase (decrease) in cash prior to disposal	28,080	(40,850)	82,853
Cash balance of PJS on disposal	(65,594)	-	-

Increase (decrease) in cash from discontinued operations	$ (37,514)	$ (40,850)	$ 82,853

Note 7

Investment

On December 10, 2002, the Company entered into an investment agreement with National Direct Response Marketing Canada Inc. (“National”).  Concurrent with the entering into this investment agreement, a director of the Company became a director of National.  National is the owner and marketer of the Canadian Legal Will Kit, the American Legal Will Kit and other direct marketing products. The investment entitles the Company to invest up to $1,100,000 by way of secured convertible debentures and if fully converted will result in a 49% ownership of National.

The first two debenture advances total $300,000. Subsequent advances are subject to National achieving specific sales targets within 12 month and 18 month periods. The debenture bears interest at 8% per annum, payable quarterly.  The investment also entitles the Company to earn royalty income based on each unit of the Canadian and American Legal Will Kit sold.

Pacific Harbour Capital Ltd.

(formerly Venture Pacific Development Corporation)

Notes to the Consolidated Financial Statements

March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page #

Note 8

Loans Payable

	2003	2002
a) The loan is secured by the land held for resale, bears interest at 12% per annum and due on March 31, 2004.	714,000	700,000

b) The loan is unsecured, non-interest bearing and payable on demand.	354,000	354,000

c) The loan is from a company with a former director in common and is unsecured, bears interest at 18% per annum. The loan was paid in full in September 2002.	-	35,000

	1,068,000	1,089,000
Less: current portion	(1,068,000)	(389,000)

	$ -	$ 700,000

Note 9

Mortgage Payable

	2003	2002

Mortgage is in the amount of US$238,040 and bears interest of 10% per annum, due August 2008.   Monthly payments of US $4,757 including principal and interest and secured by a deed of trust against the Pahrump land. The mortgage may be prepaid at any time without penalty.

	$ 349,395	$ 429,765
Less: current portion	(51,161)	(50,245)

	$ 298,234	$ 379,520

Principal repayments on the mortgage over the next five years are as follows:

2004	$ 51,161
2005	56,521
2006	62,439
2007	68,977
2008	76,199

$ 315,297

Pacific Harbour Capital Ltd.

(formerly Venture Pacific Development Corporation)

Notes to the Consolidated Financial Statements

March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page #

Note 10

Share Capital

a)

Authorized:

100,000,000 common shares without par value

100,000,000 preferred shares without par value

On October 21, 2002, the Company consolidated the issued and outstanding common shares resulting in two old shares of the Company being consolidated into one new common share. At the same time, the Company increased its authorized number of common shares to 100,000,000 and 100,000,000 preferred shares.

b)

Commitments:

Stock-Based Compensation Plan

From time to time, the Company grants incentive stock options to directors and employees to purchase common shares of the Company at market related prices.

Information regarding the Company’s outstanding stock options is summarized as follows:

	Number	Price Range
Outstanding and exercisable at March 31, 2002	368,500	$ 0.40-0.50
Expired	(252,500)	$ 0.40-0.50

Total before share consolidation	116,000
Consolidated 2 to 1	(58,000)
Issued	879,028	$ 0.24-0.30
Cancelled	(2,500)	$ 0.80

Outstanding and exercisable at March 31, 2003	934,528	$ 0.24-1.00

Pacific Harbour Capital Ltd.

(formerly Venture Pacific Development Corporation)

Notes to the Consolidated Financial Statements

March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page #

Note 10

Share Capital – (cont’d)

b)

Commitments: - (cont’d)

The compensation charge associated with directors’ and employees’ options in the amount of $202,886 is not recognized in the financial statements, but included in the pro-forma amounts below.  These compensation charges have been determined under the fair value method, using the Black-Scholes options pricing model with the following assumptions:

Weighted-average fair value of options granted	$0.22-$0.41
Expected dividend yield	0.0%
Expected volatility	136% – 145%
Risk-free interest rate	3.93%
Expected term in years	5

Had the fair value method been used for those options issued to employees and directors’, the Company’s net loss and loss per share would have been adjusted to the pro-forma amounts indicated below:

Year ended
March 31, 2003
Net loss As reported	$ (72,971)
Pro-forma	$ (275,857)
Basic and diluted loss per share As reported	$ (0.01)
Pro-forma	$ (0.04)

On March 31, 2003, there were 934,528 employee and director share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Shares	Exercise Price	Expiry Date
7,500	$0.80	September 19, 2003
48,000	$1.00	March 3, 2005
		November 27, 2007
50,000	$0.30	December 16, 2007
934,528

Pacific Harbour Capital Ltd.

(formerly Venture Pacific Development Corporation)

Notes to the Consolidated Financial Statements

March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page #

Note 11

Related Party Transactions – Notes 7 and 8

For the years ended March 31, 2003, 2002 and 2001 the Company earned the following revenues from a company with a common director and was charged the following expenses by directors or companies with common directors:

	2003	2002	2001
Interest income	$ 5,986	$ -	$ -
Royalty income	18,763	-	-

	$ 24,749	$ -	$ -

Accounting fees	$ -	$ 2,400	$ -
Consulting and management fees	121,000	47,500	144,000
Corporate administration fees	-	-	22,310
Directors’ fees	-	-	12,500
Facilities and services fees	-	50,000	106,518
Interest	2,011	7,665	120,000
Legal and professional fees	94,739	9,327	-
Management severance costs	-	366,713	-
Wages and benefits	28,000	-	-

	$ 245,780	$ 483,605	$ 405,328

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts receivable is $19,030 (2002: $Nil) owing from a company with a common director with respect to unpaid interest and royalties.

On March 31, 2003 and 2002, the Company owed the following amounts to directors of the Company or to companies with common directors:

	2003	2002
Due to directors	$ 15,251	$ 33,240
Accounts payable	13,000	43,506

	$ 28,251	$ 76,746

Amounts due to directors are unsecured, bear interest at 1% per month and have no specific terms for repayment.

Pacific Harbour Capital Ltd.

(formerly Venture Pacific Development Corporation)

Notes to the Consolidated Financial Statements

March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page #

Note 12

Severance Obligation

The Company settled a lawsuit from a former President of the Company for $250,000 in respect of severance pay. The amount is due on September 5, 2003. If the Company pays the settlement amount prior to September 5, 2003, the settlement amount will be reduced by $4,000 per month for each month remaining until September 5, 2003.

Note 13

Contingent Liability

An action has been brought against the Company claiming damages in the aggregate amount of $76,000 for alleged wrongful dismissal by a former employee of the Company’s subsidiary, Venture Pacific Vehicle LeaseCorp Inc.  Management is of the opinion that the claim is without merit and accordingly no amount has been recorded in the financial statements at March 31, 2003.

Note 14

Segmented Information

The Company operated in three industries in Canada and one in the United States of America.  In Canada, substantially all business activities related to the sale of undeveloped land, operating a convenience store and leasing and selling vehicles.  In the United States of America, substantially all business activities relate to the sale of land.

Information concerning the Company’s businesses on a geographic and industry basis is as follows:

		(Restated	(Restated
		– Note 21)	– Note 21)
	2003	2002	2001
Revenues
Canada
Convenience store	$ 384,460	$ 2,285,890	$ 1,977,266
Vehicle sales and leasing	617,972	795,612	770,441
Other	55,798	70,672	147,388
United States	-	-	-

	$ 1,058,230	$ 3,152,174	$ 2,895,095

Pacific Harbour Capital Ltd.

(formerly Venture Pacific Development Corporation)

Notes to the Consolidated Financial Statements

March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page #

Note 14

Segmented Information – (cont’d)

		(Restated	(Restated
		– Note 21)	– Note 21)
	2003	2002	2001
Operating income (loss) before other items
Canada
Convenience store	$ 6,677	$ 66,394	$ 8,434
Vehicle sales and leasing	(132,572)	(368,624)	(171,711)
Undeveloped land	-	(15,705)	(1,512)
Other	(559,350)	(1,168,292)	(1,082,818)

	(685,245)	(1,486,227)	(1,247,607)
United States	-	-	-

	$ (685,245)	$ (1,486,227)	$ (1,247,607)
Amortization of capital and other assets
Canada
Convenience store	$ 3,141	$ 18,562	$ 18,687
Vehicle sales and leasing	232,780	413,935	431,312
Other	7,428	306	20,114

	243,349	432,803	470,113
United States	-	-	-

	$ 243,349	$ 432,803	$ 470,113
Capital expenditures
Canada
Convenience store	$ -	$ 15,935	$ 4,796
Vehicle sales and leasing	-	367,408	135,244
Undeveloped land	14,388	11,688	11,408
Other	47,277	3,062	76,217

	61,665	398,093	227,665
United States
Land development	75,092	78,680	91,105

	$ 136,757	$ 476,773	$ 318,770

Pacific Harbour Capital Ltd.

(formerly Venture Pacific Development Corporation)

Notes to the Consolidated Financial Statements

March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page #

Note 14

Segmented Information – (cont’d)

		(Restated	(Restated
		– Note 21)	– Note 21)
	2003	2002	2001
Identifiable assets
Canada
Convenience store	$ -	$ 355,762
Vehicle sales and leasing	2,565	1,007,142
Land held for resale and development	537,940	760,000
Other	564,104	79,952

	1,104,609	2,202,856
United States
Land held for resale	4,158,257	4,083,165

	$ 5,262,866	$ 6,286,021

Note 15

Comparative Figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for the current year.

Note 16

Changes in Non-Cash Working Capital Balances

	2003	2002	2001
Accounts receivable	$ 7,995	$ (5,914)	$ 64,185
Prepaid expenses and deposits	(747)	(10,370)	10,371
Accounts payable	(95,435)	433,622	98,570
Due to directors	(17,989)	33,240	-

	$ (106,176)	$ 450,578	$ 173,126

Note 17

Corporation Income Tax Losses

Future tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

Pacific Harbour Capital Ltd.

(formerly Venture Pacific Development Corporation)

Notes to the Consolidated Financial Statements

March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page #

Note 17

Corporation Income Tax Losses – (cont’d)

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2003	2002
Future income tax assets
Net tax losses carried forward	$ 1,435,861	$ -
Less: valuation allowance	(1,435,861)	-

	$ -	$ -

The Company recorded a valuation allowance against its future income tax assets based on the extent to which it is unlikely that sufficient taxable income will be realized during the carry forward periods to utilize all the future tax assets.

At March 31, 2003, the Company and its subsidiaries have accumulated non-capital losses of approximately $3,681,694 which may be carried forward to reduce future years income for Canadian federal and state income tax purposes.  These losses, the potential benefit of which have not been recognized in these financial statements, expire as follows

2007	$ 477,422
2008	605,620
2009	1,341,718
2010	1,256,934

$ 3,681,694

Note 18

Commitment

The Company is committed to future minimum payments under an operating lease for office space as follows:

Year ended March 31, 2004	$ 62,495
2005	62,495
2006	62,495
2007	62,495

$ 249,980

Pacific Harbour Capital Ltd.

(formerly Venture Pacific Development Corporation)

Notes to the Consolidated Financial Statements

March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page #

Note 19

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows.  The following transactions have been excluded from the statement of cash flows:

For the year ended March 31, 2003:

a)

the Company issued 1,040,210 common shares at $0.10 per share to settle accounts payable totalling $104,021.

b)

the Company issued 172,435 common shares at $0.15 per share to settle accounts payable totalling $31,038.

c)

the Company issued 35,000 common shares at $0.35 per share pursuant to bridge loan fees totalling $12,250.

Note 20

Investment in Joint Venture – Note 6

Each of the venturers in the PJS has a 50% interest.  The joint venture agreements provide for the other venturer to be the operator for a management fee of $50,000 per annum.  The PJS operates a gas station and convenience store located in Pemberton, British Columbia.  During the year ended March 31, 2003, the Company sold its 50% interest in the joint venture.  The Company has proportionately consolidated in its accounts the following amounts with respect to this joint venture.

	2003	2002
Current assets	$ -	$ 83,799
Long-term assets	-	271,963
Current liabilities	-	(13,711)

	$ -	$ 342,051

Pacific Harbour Capital Ltd.

(formerly Venture Pacific Development Corporation)

Notes to the Consolidated Financial Statements

March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page #

Note 20

Investment in Joint Venture – Note 6 – (cont’d)

	2003	2002	2001
Sales	$ 384,460	$ 2,285,890	$ 1,977,266
Cost of sales	(363,561)	(1,984,594)	(1,715,681)

	20,899	301,296	261,585
Operating and administrative expenses	11,081	216,340	234,109

Joint venture income before amortization	9,818	84,956	27,476
Less: amortization	3,141	18,562	19,042

Income before other item	6,677	66,394	8,434
Gain on disposal of convenience store assets	489,378	-	-

Net income for the year	$ 496,055	$ 66,394	$ 8,434

Cash flow from (used in):
Operating activities	$ 14,953	$ 103,849	$ 19,885
Investing activities	10,783	(15,935)	(4,799)

	$ 25,736	$ 87,914	$ 15,086

Note 21

Prior Period Restatement

The Company changed its accounting policy with respect to the deferral and amortization of foreign exchange gain/losses on long-term debt in accordance with the Canadian Institute of Chartered Accountants recommendations.  The new recommendations require the inclusion in current income of all foreign exchange gains/losses on long-term debt instruments.  As a result of this retroactive adjustment, the opening deficits for the years ended March 31, 2003 and 2002 were increased by $39,035 and $37,832 respectively.  In addition, the net losses for the years ended March 31, 2002 and 2001 were increased by $1,203 and $37,832 respectively.

Pacific Harbour Capital Ltd.

(formerly Venture Pacific Development Corporation)

Notes to the Consolidated Financial Statements

March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page #

Note 22

Differences between Canadian and US Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with GAAP in the United States of America.

The material differences between Canadian and US GAAP which affect the Company’s results of operations and financial position are summarized as follows:

a)

Accounting for Start-up Activities

Under US GAAP, the balances capitalized as deferred development costs incurred on the land held for development would not be eligible for capitalization and would be expensed as incurred.

b)

Accounting for Capitalized Holding Costs

Under US GAAP, the carrying costs of holding properties including property taxes would not be eligible for capitalization to the properties held for resale and would be expensed as incurred.

c)

Accounting for Joint Venture

US GAAP requires investments in joint ventures to be accounted for using the equity method, while under Canadian GAAP, the accounts of joint ventures are proportionately consolidated. However, under rules promulgated by the Securities and Exchange Commission, a foreign registrant may, subject to the provision of additional information, continue to follow proportionate consolidation for purposes of registration and other filings notwithstanding the departure from US GAAP.

d)

Stock-based Compensation

The Company grants stock options at exercise prices equal to the fair market value of the Company’s stock at the date of the grant. Pursuant to APB 25, the compensation charge associated with non-employees options has been recorded in reconciling items.

Pacific Harbour Capital Ltd.

(formerly Venture Pacific Development Corporation)

Notes to the Consolidated Financial Statements

March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page #

Note 22

Differences between Canadian and US Generally Accepted Accounting Principles

– (cont’d)

e)

The impact of the above on the consolidated financial statements is as follows:

		(Restated	(Restated
		– Note 21)	– Note 21)
	2003	2002	2001
Net loss for the year per Canadian GAAP	$ (72,971)	$ (1,864,628)	$ (1,263,515)
Deferred costs (a)	(75,092)	(78,680)	(91,105)
Capitalized holding costs (b)	(14,388)	(11,688)	(11,408)
Write-down of land held for resale	-	11,688	11,408

Net loss for the year per US GAAP	$ (162,451)	$ (1,943,308)	$ (1,354,620)

Basic loss per share as per US GAAP	$ (0.02)	$ (0.30)	$ (0.22)

Balance Sheets
Total assets per Canadian GAAP	$ 5,262,866	$ 6,286,021
Deferred costs (a)	(1,498,334)	(1,423,242)
Capitalized holding costs (b)	(101,396)	(87,008)
Total assets per US GAAP	$ 3,663,136	$ 4,775,771

Total liabilities per Canadian and US GAAP	$ 2,362,076	$ 3,459,569
Shareholders’ Equity
Deficit, end of the year per Canadian GAAP	$ (4,716,086)	$ (4,643,115)	$ (2,778,487)
Deferred costs (a)	(1,498,334)	(1,423,242)	(1,344,562)
Capitalized holding costs (b)	(101,396)	(87,008)	(87,008)
Stock-based compensation (d)	(35,600)	(35,600)	(35,600)

Deficit, end of the year per US GAAP	(6,351,416)	(6,188,965)	(4,245,657)
Share capital per Canadian and US GAAP	7,616,876	7,469,567	7,469,567
Additional paid-in capital (d)	35,600	35,600	35,600

Shareholders’ equity per US GAAP	$ 1,301,060	$ 1,316,202	$ 3,259,510

Pacific Harbour Capital Ltd.

(formerly Venture Pacific Development Corporation)

Notes to the Consolidated Financial Statements

March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page #

Note 22

Differences between Canadian and US Generally Accepted Accounting Principles

– (cont’d)

e)

The impact of the above on the consolidated financial statements is as follows:

– (cont’d)

		(Restated	(Restated
		– Note 21)	– Note 21)
Cash Flows	2003	2002	2001
Cash flows used in operating activities per Canadian GAAP	$ (677,367)	$ (1,008,285)	$ (943,713)
Deferred costs (a)	(75,092)	(78,680)	(91,105)
Capitalized holding costs (b)	(14,388)	(11,688)	(11,408)

Cash flows used in operating activities per US GAAP	(766,847)	(1,098,653)	(1,046,226)

Cash flow provided by (used in) financing activities per Canadian and US GAAP	(65,851)	801,854	514,590

Cash flow provided by investing activities per Canadian GAAP	900,769	210,102	372
Expenditure on land held for development (a)	75,092	78,680	91,105
Expenditure on land held for resale (b)	14,388	11,688	11,408

Cash flows provided by investing activities per US GAAP	990,249	300,470	102,885

Increase (decrease) in cash from continuing activities per US GAAP	157,551	3,671	(428,751)
Increase (decrease) in cash flows from discontinued operations for Canadian and US GAAP	(37,514)	(40,850)	82,853

Increase (decrease) in cash per US GAAP	$ 120,037	$ (37,179)	$ (345,898)